FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of April 2011 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On April 7, 2011, the registrant announced TowerJazz Expands Presence in China, Opens Office to Address Growing Regional Customer Demand. Attached please find the press release.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 7, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Expands Presence in China, Opens Office to Address Growing
Regional Customer Demand

Appoints Lei Qin as Country Manager focusing on RF, Power Management, CMOS image sensors, and MEMS in $38.7B China IC market

MIGDAL HAEMEK, Israel, and SHANGHAI, China, April 7, 2011 – TowerJazz, the global specialty foundry leader, today announced an office opening in Shanghai, China and the appointment of Lei Qin as China Country Manager to increase business presence and activity in this region. Currently, TowerJazz serves fabless companies in China providing RF products such as base station, GPS and others.

TowerJazz is focused on providing increased business and technical support in China to address the growing customer needs in the RF market as well as in power management, CMOS image sensors (CIS), MEMS and other applications. According to the China Semiconductor Industry Association (CSIA), China’s IC market revenues represent 38% of the $102 billion worldwide IC industry market.

“Lei Qin’s extensive industry experience in China will help further our business and relationships in this region, extending our offerings in advanced specialty process technologies to enable customers in China to optimize their product performance and power, and win their markets,” said Dani Ashkenazi, Vice President of Sales, TowerJazz. “In addition, this newly created role evidences the importance of the China market and demonstrates TowerJazz’s commitment to further grow its customer base in China.”

Commenting on his appointment, Lei Qin said, "The fabless business in China has grown rapidly and will continue to grow in the future. I am excited to represent the #1 worldwide specialty foundry and to work with its strong technical team and leading platform portfolio to gain substantial market share and hence to benefit my country.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits with geometries ranging from 1.0 to 0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company Contact
Melinda Jarrell
+1 949 435 8181
melinda.jarrell@towerjazz.com

Media Contact
Lauri Julian
+1 949 715 3049
lauri.julian@towerjazz.com

Investor Relations Contact
Noit Levi
+972 4 604 7066
noit.levi@towerjazz.com